EXHIBIT 12.2

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the ratio of earnings to fixed charges and preferred stock dividends for the periods indicated:

Three Months Ended June 30,		Six Months Ended June 30,
2005	2004	2005	2004
1.7	1.8	1.7	1.8

For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding preferred stock dividends and capitalized interest) to pretax income from continuing operations before adjustment for minority interest in income of consolidated partnership or equity in income of unconsolidated ventures plus distributions from equity investee.  Fixed charges consist of interest costs, whether expensed or capitalized, preferred stock dividend requirements, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

CALCULATION OF COMBINED RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDEND REQUIREMENTS

(DOLLAR AMOUNTS IN THOUSANDS)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
EARNINGS:
Pretax income from continuing operations before adjustment for minority interests in income of consolidated partnership or equity in income of unconsolidated ventures	$34,343	$32,857	$66,925	$67,522
Interest expense (including amortization of debt discount and issuing costs)	28,177	26,581	55,514	53,041
Distributions from equity investee	—	108	—	265
Interest component of rental expense	284	99	525	196
Total	$62,804	$59,645	$122,964	$121,024

FIXED CHARGES:
Interest expense (including amortization of debt discount and issuing costs)	$28,177	$26,581	$55,514	$53,041
Capitalized interest	2,181	1,748	3,412	3,016
Interest component of rental expense	284	99	525	196
Total	$30,642	$28,428	$59,451	$56,253

PREFERRED DIVIDEND REQUIREMENTS	$5,471	$5,275	$10,938	$10,550

TOTAL FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS	$36,113	$33,703	$70,389	$66,803

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	1.7	1.8	1.7	1.8